UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of February 2014

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Canada

Veolia has been awarded the contract for the Water Treatment Facility at Shell Canada’s Carmon Creek Heavy Oil Project

Paris, 18 February 2014 - Veolia has been awarded the contract by Shell Canada to design and supply a water treatment facility to recycle the water used for steam generation at Shell’s Carmon Creek heavy oil project in Alberta, Canada.

The Shell Carmon Creek Project, under construction, will produce up to 80,000 barrels per day of oil using enhanced oil recovery methods, where steam is injected into the underground reservoir to help produce the heavy oil. The water co-produced with the oil recovered from underground will be treated and re-used to generate steam. This approach maximizes the amount of process water recycled (approximately 99%).

Veolia’s engineering and design expertise has produced a treatment system that will allow production of up to 50,000 tons of steam per day critical to the oil production process. Proprietary water technologies that include the separation of hydrocarbons, warm-lime softening, after filters, ion exchange and evaporation will offer a comprehensive solution for recovering and recycling of the produced water.

Veolia previously supplied Shell with a sustainable water management solution for its Pearl GTL complex in Qatar that also involved a highly integrated water treatment system aimed at maximum water recovery.

"Veolia is the only solutions provider covering the entire water cycle for the needs of the oil industry" said Antoine Frérot, Chairman and CEO of Veolia Environnement. "Industrial companies know using water efficiently is a key element of production and is an important part of minimizing the environmental impact of their operations and of meeting ever more stringent legislation.”

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Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With 220,000 employees*, the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in three complementary segments: water management, waste management and energy management. Veolia Environnement recorded revenue of €29.4 billion* in 2012. www.veolia.com (*) Excluding Transdev employees and revenues currently under divestment

Analyst and institutional investor contacts:

Ronald Wasylec – Tel +33 1 71 75 12 23

Ariane de Lamaze – Tel +33 (0)1 71 75 06 00

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 19, 2014

VEOLIA ENVIRONNEMENT

By:   /s/ Antoine Frérot
Name: Antoine Frérot

Title: Chairman and Chief Executive Officer